Carlyle Gaming & Entertainment Ltd.

Sandy J. Masselli, Jr.
Chief Executive Officer
& Chairman	Telephone
212-682-7888

Via Edgar Private Correspondence Filing

June 13, 2011

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Reed Hooper
Washington, D.C. 20549

Re: Carlyle Gaming & Entertainment: Ltd.
Form lO-12G Filed April 1, 2011
File No. 000-20940

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter dated April 28, 2010 (the “Comment Letter”) addressing the Company’s Form 10.With this response letter, the Company is responding to the Commission’s comments contained in the Comment Letter.

1.	The Company has taken note of the Commission's comment.
2.	The Company has taken note of the Commission's comment and has conformed the Form 10.
3.	The Company has taken note of the Commission's comment and has conformed the Form 10.
4.	The Company has taken note of the Commission's comment and has conformed the Form 10.
5.	The Company has taken note of the Commission's comment and has conformed the Form 10.
6.	The Company has taken note of the Commission's comment and has conformed the Form 10.
7.	The Company has taken note of the Commission's comment and has conformed the Form 10.
8.	The Company has taken note of the Commission's comment and has conformed the Form 10.
9.	The Company has taken note of the Commission's comment and has conformed the Form 10.
10.	The Company has taken note of the Commission's comment and has conformed the Form 10.
11.	The Company has taken note of the Commission's comment and has conformed the Form
12.	The credit facility has not been used and the Company has taken note of the Commission's comment and has conformed the Form 10.
13.	Separate disclosure made to the Commission by Mr. Masselli private attorney Mr. Charles Uliano, Esq.

Re: Carlyle Gaming & Entertainment: Ltd.
Form lO-12G Filed April 1, 2011
File No. 000-20940
Page 2

14.	The Company has taken note of the Commission's comment and has conformed the Form 10.
15.	The Company has taken note of the Commission's comment and has conformed the Form 10.
16.	The Company has taken note of the Commission's comment and has conformed the Form 10.
17.	The quasi- reorganization should not have resulted in a write of net assets. We have amended our financial statements accordingly.
18.	As noted in the financial statements, the Company is in the development stage and has not yet started operations. There has been no change in the anticipated future cash flows. Accordingly, we do not believe that the Goodwill is impaired. However, as noted in the previous response, no goodwill should have been recorded. We have amend the statements to eliminate the goodwill.

19.	c.	No revenues generated prior to our acquisition
d.
The transaction was an arms-length transaction, and as such meets the definition of fair value. The vendor set the price and we determined that the software was required in order to carry out our business plan. We compared solutions and software with various vendors and competitors and decided this software best met our needs.

	e.	Note that we have also applied the guidance under ASC 805-10-554 through 55-9 in determining whether the acquisition constituted a business.
f.
We purchased domain names, trademarks, proprietary software source codes and company intellectual property. As the assets had not generated any income, the nature of the component changed after the acquisition. Further, the acquisition did not involve a purchase of physical facilities. There were no employees, customer bases, operating rights or market distribution systems that were associated with the purchase.

20.	The Company has taken note of the Commission's comment and has conformed the Form 10.

21.	We launched our websites in a beta format and the Company has taken note of the Commission's comment and has conformed the Form 10.

As requested by the Comment Letter, the undersigned, on behalf of the Company, hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Re: Carlyle Gaming & Entertainment: Ltd.
Form lO-12G Filed April 1, 2011
File No. 000-20940

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein. Thank you very much.

Sincerely yours,

/s/ Sandy John Masselli Jr.
Sandy John Masselli, Jr.
Chief Executive Officer

CC: H. Alton Neff, Esq.

501 Fifth Avenue
New York, New York 10017